Pricing Supplement No. 11          Filing under Rule 424(b)(3)
Dated September 13, 2000           Registration File No. 333-16375
(To Prospectus dated December 13, 1996 and
 Prospectus Supplement dated December 16, 1996)



                    AVERY DENNISON CORPORATION

                    Medium-Term Notes, Series D
          Due from 9 Months to 30 Years from Date of Issue

          The Medium-Term Note(s) due from 9 months to 30 years from the date of issue offered concurrently herewith will have a: ____ fixed rate of interest, _X_ floating rate of interest;
and will be issued initially as:  _X_   a Global Note, _____
Certificated Notes.


Principal amount: $40,000,000               Interest rate basis (if floating rate):
Interest Rate (if fixed rate): N/A          _____ Commercial Paper Rate
Stated Maturity:  September 18,2001         _____ Prime Rate
Specified Currency: U.S. Dollars            __X__ LIBOR (Telerate)
Authorized Denominations                    _____ Treasury Rate
 (if Specified Currency                     _____ CD Rate
 is not U.S. dollars): N/A                  _____ Federal Funds Rate
Exchange Rate Agent                         _____ Other:
 (if Specified Currency                     Calculation Agent: US Bank Trust, N.A.
 is not U.S. dollars): N/A                  Index Maturity:  Three months
Issue price (as a percentage of             Spread:  See Addendum
 principal amount): 100%                    Spread Multiplier: N/A
Selling Agent's commission (%): .40%        Maximum Interest Rate: N/A
Purchasing Agent's discount                 Minimum Interest Rate: N/A
 or commission (%): N/A                     Initial Interest Rate: 6.66%
Net proceeds to the Company (%): 99.6%      Interest Payment Period: N/A
Settlement date (original                   Interest Rate Reset Period:  Quarterly
 issue date):  September 18, 2000           Interest Reset Date(s):   18th day of
Redemption Commencement                      March, June, September and December of
 Date (if any): September 18, 2002 and       each year, commencing December 18, 2000
 annually on September 18 thereafter        Interest Determination Date(s):  A/S
Repayment Commencement                      Calculation Date(s): A/S
 Date (if any): N/A                         Interest Payment Date(s):  18th day of
Depositary                                  March, June, September and December,
 (if Global Note):                           commencing December 18, 2000
 Depository Trust Company                   Regular Record Date(s):  A/S
                                            Sinking Fund (if any): N/A



     Redemption prices (if any): The Redemption Price shall be 100% of the principal amount of such Note(s) to be redeemed.

     Repayment prices (if any): The Repayment Price shall initially be ___% of the principal amount of such Note(s) to be repaid and shall decline (but not below par) on each anniversary of the Repayment Commencement Date by ___% of the principal amount until the Repayment Price is 100% of such principal amount.

     If such Note(s) is (are) denominated in other than U.S.
dollars, the applicable Foreign Currency Supplement is attached hereto.

     Additional terms: See Addendum

     As of the date of this Pricing Supplement, the aggregate principal amount (or its equivalent in the Specified Currency) of the Securities (as defined in the Prospectus) which have been sold (including the Note(s) to which this Pricing
Supplement relates) is $150,000,000.

     "N/A" as used herein means "Not Applicable". "A/S" as used herein means "As stated in the Prospectus Supplement referred to above".


GOLDMAN, SACHS & CO.

ADDENDUM
Additional Terms

          The holder shall have the right as of the Stated Maturity (the "Exchange Date" as to the Notes), to exchange any principal amount of $100,000 (or an integral multiple thereof) of the Notes for a like principal amount of a tranche of the Issuer's Medium-Term Notes, Series D having the same terms as the Notes, except that the new tranche of Notes shall have the Original Issue Date, Spread and Stated Maturity specified below ("Exchange Notes"). Exchange Notes (and any further Exchange Notes for which Exchange Notes may successively be exchanged) will, except as provided below, include a similar provision giving the holder thereof the right, as of the Stated Maturity (the "Exchange Date" as to such Exchange Notes), to exchange any principal amount of $100,000 (or an integral multiple thereof) of such Exchange Notes (such Exchange Notes being for these purposes sometimes referred to herein as "Prior Notes") for a like principal amount of a further tranche of Exchange Notes with the same terms as the Prior Notes, except that such Exchange Notes will have the Original Issue Date, Spread and Stated Maturity specified below.

          Each tranche of the Exchange Notes shall have a Stated Maturity which falls on the first anniversary of the Original Issue Date of the Exchange Notes; provided, however, that any Exchange Notes issued in September 2005 shall not have any provision for the exchange thereof or any further tranche of Exchange Notes and shall have a Maturity Date of September 18, 2006.

     The Original Issue Date of any tranche of Exchange
Notes will be the Exchange Date for the Notes or the related
Prior Notes.

          There will be no Spread for the Notes. The Spread will be plus 0.05% for Exchange Notes issued in September 2001, plus 0.10% for Exchange Notes issued in September 2002 and plus 0.15% for Exchange Notes issued in September 2003 and thereafter.

          The holder may exchange Notes and any Exchange Notes, as to a principal amount of $100,000 or an integral multiple thereof, by providing instructions and irrevocably transferring such Notes or Exchange Notes through The Depository Trust Company ("DTC") for exchange for a like amount of the tranche of Exchange Notes for which the same are then exchangeable, no later than two Business Days prior to the Stated Maturity of the Notes or Exchange Notes being exchanged. If the holder shall fail to provide instructions to exchange Notes or Exchange Notes as to any principal amount, as herein above provided, prior to the close of business in New York City on the second Business Day prior to the Stated Maturity of the Notes or Exchange Notes being exchanged, the right of the holder to exchange the Notes or Exchange Notes, as the case may be, shall automatically terminate, and the Notes or Exchange Notes, as to such principal amount, will mature on the Stated Maturity.

          The Notes to which this Pricing Supplement relates are (and any Exchange Notes for which they may be exchanged will be) Global Notes, as described under "Description of Notes-Book-Entry System" in the Prospectus Supplement, and DTC will be the depository for the Notes and any Exchange Notes. As a result, DTC or its nominee will be the sole holder of the Notes and any Exchange Notes. DTC will accept instructions to exchange Notes or Exchange Notes only from Direct Participants shown on its books and records as the owner of such Notes or Exchange Notes. Instructions by Indirect Participants or Beneficial Owners of Notes held directly or indirectly through Direct Participants to exchange Notes or Exchange Notes may be transmitted to DTC only by Direct Participants. In order to ensure that a Direct Participant will timely exercise a right to exchange a particular Note or Exchange Note, the Indirect Participant or Beneficial Owner of such Note must instruct the Direct Participant or Indirect Participant through which it holds an interest in such Note to exercise such right. Firms may have different cut-off times for accepting instructions from their customers and, accordingly, each Indirect Participant or Beneficial Owner should consult the Direct Participant or Indirect Participant through which it holds an interest in a Note in order to ascertain the cut-off time by which such an instruction must be given in order for timely instructions to be delivered to DTC. None of the Issuer, the Trustee or any agent of either of them will have any liability to the holder or to any Direct Participant, Indirect Participant or Beneficial Owner for any delay in exercising the option to exchange a Note or Exchange Note.

     The Issuer makes no recommendation as to whether a holder should exchange the Notes for Exchange Notes.
Holders are urged to consult their own advisers as to the desirability of exercising their right to exchange the Notes.

Certain United States Federal Income Tax Consequences

     The following is a summary of certain United States federal income tax consequences relevant to the ownership of the Notes as of the date hereof. This summary supplements the discussion set forth in the Prospectus Supplement under the heading "Certain United States Federal Income Tax Consequences-U.S. Holders."

     In general, for the reasons set out below, a United
States holder of a Note should include stated interest in income as it is paid or accrued, in accordance with the holder's method of tax accounting. In addition, a U.S.
Holder of a Note should not recognize gain or loss prior to the redemption or disposition of the Notes. However, the matter is not free from doubt. U.S. Holders of the Notes should therefore consult their own tax advisors regarding the tax treatment of the Notes.

     The United States federal income tax treatment of the Notes depends upon the application and possible interplay of separate provisions of the Treasury Regulations. The likely result is that the OID Regulations determine the tax consequences of the ownership of the Notes without interplay of Treasury Regulations dealing with deemed exchanges of debt instruments. Under the OID Regulations, a holder of a debt instrument (an "Exchangeable Note") with a maturity date that may be extended at the option of the holder will determine the yield and the maturity of the debt instrument depending upon whether the option to extend is treated as exercised. The option to extend shall be treated as exercised if the resulting yield on the Exchangeable Note would be greater than it would be if the option to extend were not exercised. Accordingly, under the OID Regulations, the Notes would be treated as having a term of six years.
In addition, under the OID Regulations, the interest rate formulas on the Notes together should qualify as a single qualified floating rate because the values of all the interest rates on the issue date will be within 0.25 percentage points of each other. As a result, under this approach, all stated interest should be treated as qualified stated interest and taxable to a U.S. Holder of a Note when accrued or received in accordance with the holder's method of tax accounting.
The manner in which premium and market discount would be calculated on the Notes (see the discussion set forth in the Prospectus Supplement under the heading "Certain United
States Federal Income Tax Consequences - U.S. Holders - Market Discount and - Premium") for subsequent purchasers of the Notes is uncertain.

     Other characterizations are also possible.
For example, the Notes could be treated as a series of one-year Notes. Accordingly, prospective investors should consult their own tax advisors regarding the possible treatment of the Notes as series of one-year Notes and the possibility of gain recognition upon exercise of the exchange option or the possible inconsistent application of the OID Regulations and the deemed exchange rules.